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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)
                      Solicitation/Recommendation Statement
                      Pursuant to Section 14(d) (4) of the
                         Securities Exchange Act of 1934

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                                DRAVO CORPORATION
                            (Name of Subject Company)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

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                                   261471 10 6
                      (CUSIP Number of Class of Securities)

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                               EARL J. BELLISARIO
                 SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                                  AND SECRETARY
                                DRAVO CORPORATION
                                11 STANWIX STREET
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 995-5500
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                    behalf of the person(s) filing statement)

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                                 With a copy to:

                             Michael J. Flinn, Esq.
                   Buchanan Ingersoll Professional Corporation
                                One Oxford Centre
                          301 Grant Street, 20th Floor
                       Pittsburgh, Pennsylvania 15219-1410
                                 (412) 562-1027


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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Dravo Corporation, a Pennsylvania corporation (the "Company"), on September 21, 1998 (as heretofore amended, the "Schedule 14D-9"), and relates to the tender offer made by DLC Acquisition Corp., a Pennsylvania corporation ("Purchaser") and wholly owned subsidiary of Carmeuse Lime, Inc., a Delaware corporation ("Carmeuse"), disclosed in a Tender Offer Statement on
Schedule 14D-1 filed with the Commission on September 21, 1998, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Shares"), at a purchase price of $13.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated September 21, 1998, and the related Letter of Transmittal. The purpose of this Amendment No. 1 is to amend Items 8 and 9 of the Schedule 14D-9 as set forth below. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended by adding the following paragraph thereto:

     On October 5, 1998, the Company announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, had expired without any request for additional information or documentary materials. A copy of the press release issued by the Company announcing the expiration of the waiting period is attached hereto as Exhibit 99.01 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.01 Press release issued by Dravo Corporation, dated October 5, 1998, announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended had expired.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 8, 1998             DRAVO CORPORATION


                                    By:    /s/ CARL A. GILBERT
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                                           Carl A. Gilbert
                                           President and Chief Executive Officer



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